August 4, 2025

Michael Sheikh
Chief Executive Officer
Exousia Pro, Inc.
7901 4th Street N #23494
St. Petersburg, FL 33702

       Re: Exousia Pro, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed July 23, 2025
           File No. 024-12629
Dear Michael Sheikh:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Part II and III
Results of Operations, page 17

1. For the fiscal year ended December 31, 2024 please clarify the circumstances of the $233,375 in consulting and professional fees incurred by the predecessor, Exousia
       AI.
Financial Statements, page F-1

2.     Please address the following in your financial statements:
           Revise to heading of the Consolidated Balance Sheets on page F-2 so it no longer reads "Marijuana, Inc."
 August 4, 2025
Page 2

             Revise the heading of the Notes to Unaudited Financial Statements on page F-16 so it no longer reads "April 30, 2024."
             Revise to quantify and describe the nature of the "intangible assets" acquired, as disclosed on page F-19 and elsewhere in the offering statement, including page F-
           6.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Eric Newlan